NOTICE TO WITHDRAW FROM JOINT INSURED BOND AGREEMENT

Effective December 31, 2013, the ASGI Aurora Special Offshore Asset Holdings, Ltd. hereby gives notice to withdraw as a party to the Joint Insured Bond Agreement dated April 1, 2012.

ASGI AURORA SPECIAL OFFSHORE ASSET HOLDINGS, LTD.

/s/ Adam I. Taback
By:  Adam I. Taback
Title:  President